UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549




                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934



                       AVONDALE INDUSTRIES, INC.

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                           (Name of Issuer)


                COMMON STOCK, PAR VALUE $1.00 PER SHARE

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                    (Title of Class of Securities)


                               054350103

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                            (CUSIP Number)


                       Stephen B. Clarkson, Esq.
             Vice President, General Counsel and Secretary
                    Newport News Shipbuilding Inc.
                        4101 Washington Avenue
                        Newport News, VA 23607
                            (757) 380-3600

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      (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)


                           January 19, 1999

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        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

CUSIP NO........................................................054350103


     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Newport News Shipbuilding Inc.
          IRS # 74-1541566


     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a).........................................................[ ]
          (b).........................................................[ ]


     3.   SEC USE ONLY...................................................


     4.   SOURCE OF FUNDS......................................WC, BK, OO


     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)..............................[ ]


     6.   CITIZENSHIP OR PLACE OF ORGANIZATION..................Delaware



Number of         7.   SOLE VOTING POWER
Shares                 1,312,000 shares of common stock<F1>
Beneficially
Owned by          8.   SHARED VOTING POWER
each                   -0-
Reporting
Person            9.   SOLE DISPOSITIVE POWER
With:                  1,312,000 shares of common stock<F1>

                  10.  SHARED DISPOSITIVE POWER
                       -0-

     11.  AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY EACH REPORTING PERSON
          1,312,000 shares of common stock<F1>

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.............................................[ ]


     13.  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          9.0% of number of shares of common stock<F2>

     14.  TYPE OF REPORTING PERSON....................................CO





--------

     <F1> Represents the total number of shares of common stock that may be purchased pursuant to an option granted by the Issuer as reported in this statement. Such option is not currently exercisable and the Reporting Person does not have the right to vote or dispose of the shares of common stock subject to the option. The Reporting Person disclaims beneficial ownership of all such shares.

     <F2> Calculated as follows: 1,312,000 (the number of shares issuable upon exercise of the option covered by this statement) divided by the sum of 1,312,000 plus 13,254,066 (the number of shares of Issuer common stock reported as outstanding on December 31, 1998).

Item 1.  Security and Issuer.

        This statement relates to the common stock, par value $1.00 per share ("Company Common Stock"), of Avondale Industries, Inc., a Louisiana corporation (the "Company"). The principal executive offices of the Company are located at 5100 River Road, Avondale, Louisiana 70094.

Item 2.  Identity and Background.

        This statement is being filed by Newport News Shipbuilding Inc., a Delaware corporation ("Parent"). The address of the principal business and principal offices of Parent is 4101 Washington Avenue, Newport News, Virginia 23607. Parent designs and constructs nuclear powered aircraft carriers and submarines for the U.S. Navy and provides refueling and overhauling services for ships in the Navy fleet.

        The names of the directors and executive officers of Parent, their citizenship and present principal occupations or employment are set forth on Schedule I hereto, which Schedule is incorporated herein by reference. Other than executive officers and directors, to the best of Parent's knowledge, there are no persons controlling or ultimately in control of Parent. Neither Parent, nor, to the best of Parent's knowledge, any of the persons named on Schedule I has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

        If the Option (as defined below) were exercisable and Parent were to exercise the Option on the date of this Schedule 13D, the funds required to purchase the shares of Company Common Stock issuable upon exercise of the Option would be $46,576,000. If Parent were to exercise the Option in full, it currently anticipates that the funds necessary to pay the exercise price would be provided, in part, from Parent's working capital and the balance would be borrowed from a bank or other lender, which has not been identified. The Option is also exercisable under a "cash-out right" which would allow Parent to obtain the financial value of the Option without the expenditure of funds.

Item 4.  Purpose of Transaction.

        On January 19, 1999, Parent, Ares Acquisition Corporation, a Louisiana corporation and a wholly owned subsidiary of Parent ("Sub"), and the Company, entered into an Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Sub will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Parent. The Articles of Incorporation of the Company shall be amended and restated at the effective time of the Merger (the "Effective Time") in such form as set forth in Exhibit A to the Merger Agreement and such articles shall be the articles of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. At the Effective Time, the By-laws of Sub shall become the By-laws of the Surviving Corporation, the initial directors of the Surviving Corporation will be as provided for in the Merger Agreement and the officers of the Company shall be the officers of the Surviving Corporation. At the Effective Time, shareholders of the Company will receive shares of Parent common stock, par value $0.01 per share ("Parent Common Stock"), in exchange for each share of Company Common Stock as follows: Each issued share of Company Common Stock will be converted into the right to receive the number (the "Conversion Number") of shares of Parent Common Stock that is equal to the quotient obtained by dividing (i) $35.50 by (ii) the "Average Parent Stock Price" (as defined in Section 2.01(c) of the Merger Agreement); provided, however, that in no event shall the Conversion Number be greater than
1.2500 or less than 1.1500. Using this formula, the value of the voting securities to be acquired in the Merger is approximately $470 million, based on the closing price of Parent Common Stock on January 19, 1999. Following the Merger, Parent's corporate name will be changed to Newport News Avondale Industries Inc. Upon consummation of the Merger, Company Common Stock will be delisted from trading on The Nasdaq National Market, where it currently trades under the symbol "AVDL".

        Concurrently with and as an inducement and condition to Parent's entering into the Merger Agreement, Parent and the Company
(i) entered into a stock option agreement (the "Company Stock Option Agreement") pursuant to which the Company granted Parent the option (the "Option") to purchase up to 1,312,000 shares of Company Common Stock (or such greater number as equals 9.9% of the then-outstanding shares of Company Common Stock) at a purchase price of $35.50 per share and (ii) entered into a stock option agreement (the "Parent Stock Option Agreement") pursuant to which Parent granted the Company the option to purchase up to

3,392,000 shares of Parent Common Stock (or such greater number as equals 9.9% of the then-outstanding shares of Parent Common Stock) at a price of $29.875 per share. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provide that the option of either of the grantees under either of the agreements is exercisable only after a termination of the Merger Agreement in connection with which a grantee is or may be entitled to a termination fee pursuant to the terms of the Merger Agreement. Both the Parent Stock Option Agreement and the Company Stock Option Agreement provide that the Notional Total Option Profit (as defined in each such agreement) that either party may realize from the option granted pursuant thereto may not exceed $14 million. All references to the Parent Stock Option Agreement and the Company Stock Option Agreement are qualified in their entirety by the full text of such agreements, filed herewith as Exhibits 2 and 3 and incorporated by reference herein.

        The parties intend to consummate the Merger as soon as practicable following the satisfaction or waiver of the conditions to closing set forth in the Merger Agreement. The closing of the Merger is conditioned upon, among other things, (i) approval by stockholders of the Company and Parent, (ii) obtaining certain regulatory approvals and (iii) other customary closing conditions. The consummation of the Merger is expected to occur in the second quarter of 1999.

Item 5.  Interest in Securities of the Issuer.

        A total of 1,312,000 shares of Company Common Stock may be purchased by Parent upon the exercise of the Option, which would represent approximately 9.9% of the shares of Company Common Stock outstanding upon exercise of the Option (based on the number of shares of Company Common Stock reported as outstanding on December 31, 1998). The Option is not currently exercisable and Parent has no right to vote or dispose of the shares of Company Common Stock subject to the Option. Accordingly, Parent expressly disclaims beneficial ownership of all such shares.

        Except as described herein, neither Parent nor, to the best of Parent's knowledge, any other person referred to in Schedule I, beneficially owns or has acquired or disposed of any shares of Company Common Stock during the past 60 days. If Parent were to exercise the Option, it would have sole power to vote and, subject to the terms of the Company Stock Option Agreement, sole power to direct the disposition of the shares of Company Common Stock issuable pursuant to the Option.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Except as described in Item 4 and Item 5 of this Schedule 13D, neither Parent nor, to the best of its knowledge, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

1.      Agreement and Plan of Merger among Parent, Sub and the
        Company, dated as of January 19, 1999 (Reference is made to Exhibit 2.1 to Newport News Shipbuilding Inc.'s Report on Form 8-K filed January 22, 1999, which Exhibit is incorporated herein by reference).

2. Parent Stock Option Agreement among Parent and the Company, dated as of January 19, 1999 (Reference is made to Exhibit 2.2 to Newport News Shipbuilding Inc.'s Report on Form 8-K filed January 22, 1999, which Exhibit is incorporated herein by reference).

3. Company Stock Option Agreement among the Company and Parent, dated as of January 19, 1999 (Reference is made to Exhibit 2.3 to Newport News Shipbuilding Inc.'s Report on Form 8-K filed January 22, 1999, which Exhibit is incorporated herein by reference).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 29, 1999              NEWPORT NEWS SHIPBUILDING INC.

                                      By:  /s/ Peter A. V. Huegel
                                         -------------------------------
                                      Name:    Peter A. V. Huegel
                                      Title:   Assistant Secretary

                             EXHIBIT INDEX


Exhibit No.                Description                               Page No.

Exhibit 1         Agreement and Plan of Merger among Newport News
                  Shipbuilding Inc., Ares Acquisition Corporation and Avondale Industries, Inc., dated as of January 19, 1999.

Exhibit 2 Parent Stock Option Agreement among Newport News Shipbuilding Inc. and Avondale Industries, Inc., dated as of January 19, 1999.

Exhibit 3         Company Stock Option Agreement among Avondale
                  Industries, Inc. and Newport News Shipbuilding Inc., dated as of January 19, 1999.

                                                            SCHEDULE I





  Directors and Executive Officers of Newport News Shipbuilding Inc.

        The names and present principal occupations of the directors and executive officers of Newport News Shipbuilding Inc. are set forth below. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

I.       Directors

          Hon. Gerald L. Baliles             Partner of Hunton &
                                             Williams, Chairman of the
                                             Richmond Regional
                                             Transportation Advocacy
                                             Board, Member of the
                                             Council on Foreign
                                             Relations, Director of
                                             Norfolk Southern Company,
                                             The Atlantic Council of
                                             the United States and the
                                             United States Council for
                                             International Business

         Leon A. Edney, Admiral (Ret.)       Director of Armed Forces
                                             Benefit Services Inc. and
                                             the Retired Officers
                                             Association, Vice
                                             Chairman of the Board of
                                             the Naval Aviation Museum
                                             Foundation, Senior Fellow
                                             at the Center for Naval
                                             Analysis, Trustee of the
                                             Naval Academy Foundation,
                                             Distinguished Leadership
                                             Chair of United States
                                             Naval Academy

         William P. Fricks                   Chairman of the Board,
                                             President and Chief
                                             Executive Officer of
                                             Newport News Shipbuilding
                                             Inc.

         Dr. William R. Harvey               President of Hampton
                                             University, Owner of the
                                             Pepsi-Cola Bottling
                                             Company of Houghton,
                                             Michigan, Director of the
                                             First Union National Bank
                                             of Virginia and Trigon
                                             Blue Cross Blue Shield of
                                             Virginia

         Dana G. Mead                        Executive Officer of
                                             Tenneco, Director of
                                             Unisource Worldwide Inc.,
                                             Pfizer Inc., the Zurich
                                             Insurance Group and
                                             Textron Inc.

         Dr. Joseph J. Sisco                 Partner of Sisco
                                             Associates, Director of
                                             Braun AG

         Stephen R. Wilson                   Group Finance Director of
                                             Reckitt & Colman plc


II.      Executive Officers

         David J. Anderson                   Senior Vice President and
                                             Chief Financial Officer

         Stephen B. Clarkson                 Vice President - General
                                             Counsel and Secretary

         William G. Cridlin, Jr.             Vice President and General
                                             Manager - Submarines

         Roger Eshelman                      Vice President - Nuclear
                                             Engineering

         William P. Fricks                   Chairman of the Board
                                             and Chief Executive Officer

         Robert L. Gunter, Jr.               Vice President - Engineering

         T. Michael Hatfield                 Vice President - Corporate
                                             Communications

         Alfred Little, Jr.                  Vice President - Human
                                             Resources and EH&S

         Marc Y. E. Pelaez                   Vice President - Business and
                                             Technology Development

         C. Michael Petters                  Vice President and General
                                             Manager - Aircraft Carriers

         Thomas C. Schievelbein              Executive Vice President -
                                             Operations

         John E. Shephard, Jr.               Vice President -
                                             Manufacturing and Materials

         Patrick A. Tucker                   Vice President -
                                             Government Relations

         George A. Wade                      Vice President - Assembly,
                                             Test and Trades

         William Weaver, Jr.                 Vice President - Planning and
                                             Facilities

         Charles Wingfield, Jr.              Vice President and Controller

         D. R. Wyatt                         Treasurer